Letter to Shareholders:

Markets have changed. To ensure the Company’s future Dynamotive’s Board and Management reassessed corporate activities to reduce costs while maintaining operational capabilities and progress in value added functions.

As the world economy rebounds we expect conditions to improve and are committed to be well positioned to take advantage of emerging opportunities. We are seeing signs of such recovery with increased interest in fast pyrolysis generally and particularly in our upgrading process.

It must be noted that we completed our capital investment program in 2007 and have the asset base and platform to develop value added product and processes without the need for further major investment. This puts us in a strong competitive position within the sector.

The Company revised its strategy and activities as follows:

  Focus was put on Research and Development and licensing of our technology.
  We put emphasis on strategic partnerships maintaining our capacity to serve clients while reducing fixed costs.
  Plants were made to operate on demand against customer orders.
  Prioritized third party development and limited our development efforts. We are focusing on projects that are in advanced stages of development such as the ones in Argentina and the US with third party development continuing in Europe, Australia and China reducing our footprint in these markets.

The rationalization of our operations resulted in overhead cuts of more than 50 % on a year to year basis. In addition variable and plant operation costs were reduced wherever possible resulting in further substantive savings.

Moving forward:

We achieved very positive results in BioOil upgrading to mobile fuels. We have demonstrated that the process is replicable and that it presents significant advantages over competitive technologies. We have strong interest from energy producers and technology providers in Europe, US, Latin America, Australia and the Far East.

We are confident that we will be able to apply for patents adding to our existing patent base thus having the potential for patent protection on our base technology (existing patents) and on the upgrading process.

We are working with a number of energy companies in product characterization and analysis. Upgraded BioOil B can be distilled into Jet, Gasoline and Gasoil as per independent testing conducted.

We have also identified potential technology partners to validate and scale up our process and accelerate our path to market on our upgrading process.

In addition, we have progressed our biofuel blending program which would provide a value added market for BioOil and have developed an incipient market for BioChar both in agricultural and specialty applications.

We are also focusing our efforts in our asset base and its utilization. We have over $ 32 million in assets. These assets are ready and capable of operating “on demand”. Market conditions have limited their utilization, but we have the opportunity to enhance their operation in 2009 and in doing so unlock the Capital invested to meet our short term obligations which stood at $ 11.2 million as at December 2008.

We are working with biomass providers and BioOil and BioChar users to optimize asset utilization as well as working with our trade and other creditors to service our short term debt.

We believe we have the capabilities and tools to weather current market conditions and emerge strongly as conditions improve. We have committed management and clear focus. We simplified our business model and reduced our fixed and variable costs. We have a project pipeline that is growing and product development under way that can only enhance it. We are forging partnerships to lever our capabilities and reach. Markets have changed and so have we.

Yours Sincerely, /s/ Richard Lin Richard Lin Chairman of the Board of Directors	/s/ R. Andrew Kingston Andrew Kingston President & CEO

2008 Highlights.

Operations: Market conditions and in particular the drop in oil prices affected the demand for our product; potential contracts for the supply of BioOil Plus from Guelph became non competitive as natural gas and fuel oil prices declined. In addition, plant shut down by prospective customers further undermined the short term opportunity for sales. As such, Management decided to stop operations temporarily at Guelph to conserve resources.

Our West Lorne plant continued operations, providing BioOil and char to existing customers and to prospective customers for testing purposes. The plant operates “on demand” against orders from customers.

Research and Development: We emphasized product development on BioOil with significant progress achieved on BioOil upgrading and BioOil blending. These developments have taken place in house. We believe that in this lies significant future potential for the Company.

In regard to char applications we have taken a co-operative path supporting development with third parties. Programs under way include continuation of the testing with Blue Leaf Inc. and supporting USDA BioChar initiative amongst other.

Our investment in R&D (net of product and service sales) for 2008 was $ 1.4 million with cumulative investment 2006 through 2008 of $ 7.6 million.

Engineering: We continued to work with our partners Tecna in the Americas and in Europe and Renewable Oil Corporation and Enecon in Australia and South East Asia and in doing so are capable of providing world class services to our customers.

Headquarters and Subsidiaries: Following our determination to emphasize third party project development, we have reduced our staff at our Headquarters and in our subsidiaries. In Europe, we are operating through a network of agents. In Latin America, we have reduced our footprint. Our US subsidiary has also seen staff cuts. We estimate the reduction in overhead is $ 3 million on a year to year basis.

Support by Board Members and Management: During this period management deferred up to 100% of salaries, forfeited accrued bonuses and holiday pay and made investments and loans to the Company to support operations and in doing so provided valuable resources to allow for restructuring.

Deferred / unpaid compensation to officers and directors for 2008 amounted to $ 1,229,252.-.

-Forfeiture of accrued bonuses and holiday pay amounted to $1,137,983.
-Loans by Directors and Officers amounted to $ 1,172,289.
-Investments by Directors and Officers amounted to $ 783,200.

		Salary	Salary
	Salary	Deferred/Unpaid	Paid
Name	($)	($)	($)
Richard Chen-Hsing Lin	333,381	264,953	68,428
Robert Andrew Kingston	521,430	521,430	0
Curtin Winsor, Jr., Ph.D	17,986	9,555	8,431
Shing-Cheng Hong	17,424	8,993	8,431
Desmond Radlein	155,405	118,080	37,325
Chih-Lin Chu	9,368	4,684	4,684
George Terwilliger	11,616	5,808	5,808
Wayne Keast	1,124	562	562
Brian Richardson	230,316	95,965	134,351
Thomas Bouchard	265,000	87,083	177,917
Laura Santos	145,199	15,340	129,859
Jeffrey Lin	145,199	96,799	48,400

In addition to deferrals, Directors have made Loans and Investments in the Company as follows:

Loans by	Balance
Directors	As at Dec 31/08
US$

Richard Lin	1,028,909

Chih-Lin Chu	143,380

Investment by Directors and Officers:

	Amount	Subscription Price
Name	($US)	($US)
Richard Chen-Hsing Lin	444,000	0.20
Cape Fear Limited*	175,000	0.65
Cape Fear Limited*	60,000	0.20
Curtin Winsor, Jr., Ph.D	25,000	0.65
Curtin Winsor, Jr., Ph.D	26,500	0.20
George Terwilliger	52,700	0.20
*an Isle of Man company which all shares have been held by an arm’s length trustee of a discretionary trust of which Mr. Kingston is a beneficiary.

Use of Cash in Operations: The cumulative effect of actions taken resulted in a reduction of cash used in operating activities of $ 3.2 million down from $ 10.8 million in 2007 and reduction in investing activities down to $ 3.6 million from $ 21 million in 2007.

Further stock based compensation was reduced to $ 2.5 million in 2008 ($ 3.6 million in 2007).

Loss from Operations: Total operating expenses were slightly reduced from previous year to $ 13.4 million with reductions in marketing, research and development and general and administrative costs. The reductions were partially offset by a foreign exchange loss of $ 1.1 million in 2008.

Asset Valuation: As a result of reduced operations, the Company took an “impairment provision” on Guelph of $ 8.9 million and on West Lorne of $ 4.9 million to reflect fair market value of our assets.

Capital investment: With both our West Lorne and Guelph plants completed, our investment program was substantially curtailed.

Foreign Exchange Effect: This fiscal year we have seen a significant devaluation of the Canadian dollar versus the US Dollar resulting in an unrealized loss on foreign exchange translation of $ 7.0 million compared to a gain of $ 6.2 million in 2007.